FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Dolly Varden Silver Corporation ("Dolly Varden" or the "Company")

Suite 3123 - 595 Burrard Street

PO Box 49139

Three Bentall Centre

Vancouver, BC V7X 1J1

2.  Date of Material Change

 March 26, 2026

3.  News Release

The Company issued a joint press release with Contango Silver & Gold Inc. ("Contango") on March 26, 2026, which was disseminated through Newsfile Corp. and subsequently filed on SEDAR+ under the Company's corporate profile at www.sedarplus.ca.

4.  Summary of Material Change

On March 26, 2026, Dolly Varden and Contango completed their previously announced merger pursuant to a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) (the "BCBCA").  Pursuant to the Arrangement, Contango acquired all of the issued and outstanding common shares of Dolly Varden (the "Dolly Varden Shares") at an exchange ratio of 0.1652 of a share of voting common stock of Contango (the "Contango Shares") for each Dolly Varden Share held.

On March 27, 2026, the Dolly Varden Shares were delisted from the TSX Venture Exchange.

5.1  Full Description of Material Change

On March 26, 2026, Dolly Varden and Contango completed their previously announced Arrangement following receipt of all required shareholder and court approvals.

On completion of the Arrangement, all issued and outstanding Dolly Varden Shares were acquired by 1566004 B.C. Ltd. ("Acquireco"), an indirect wholly owned subsidiary of Contango, under a statutory plan of arrangement. Each Dolly Varden Share has been exchanged for 0.1652 of a Contango Share, or, for Eligible Holders (as such term is defined in the Arrangement Agreement, as defined below) who validly elected, 0.1652 of an exchangeable share in the capital of Acquireco (each whole share being, an "Exchangeable Share"), in each case subject to the terms and conditions of the arrangement agreement dated December 7, 2025, as amended February 11, 2026, between the Contango, Dolly Varden and Acquireco (the "Arrangement Agreement").

The Exchangeable Shares are exchangeable for Contango Shares on a one-for-one basis subject to adjustment. All Dolly Varden stock options outstanding at closing were deemed to be exchanged for equivalent securities to acquire Contango Shares, adjusted in accordance with the exchange ratio noted above. Pursuant to the Arrangement, Contango issued 13,686,278 Contango Shares and replacement options to purchase 417,048 Contango Shares, and Acquireco issued 1,597,301 Exchangeable Shares.

Contango is being led by Rick Van Nieuwenhuyse, Chief Executive Officer, Shawn Khunkhun, President, and Mike Clark, Executive Vice President & Chief Financial Officer. The Board of Directors includes Clynt Nauman (Chairman), Brad Juneau, Darren Devine, Mike Cinnamond, Tim Clark, Rick Van Nieuwenhuyse, and Shawn Khunkhun, reflecting balanced representation and deep industry expertise.

The Dolly Varden Shares were delisted from the TSX Venture Exchange ("TSX-V") at the close of trading on March 27, 2026 and are no longer trading on the NYSE American or Frankfurt Stock Exchange. Contango has applied to list the Contango Shares on the Toronto Stock Exchange, subject to satisfaction of applicable listing requirements.

5.2  Disclosure for Restructuring Transactions

Not applicable.

6.  Reliance on subsection 7.1(2) of National Instrument 51-102

 This report is not being filed on a confidential basis.

7.  Omitted Information

No information has been omitted.

8.  Executive Officer

For further information, please contact Rick Van Nieuwenhuyse at (907) 388-7770.

9.  Date of Report

 March 27, 2026

Cautionary Statements Regarding Forward Looking Information

This material change report contains forward-looking information and forward-looking statements within the meaning of applicable securities ("Forward-looking Statements"). These include statements regarding the terms and conditions relating to the Exchangeable Shares and the listing of the Contango Shares on the Toronto Stock Exchange. The Forward-looking Statements regarding Contango are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995, based on Contango's current expectations and includes statements regarding future results of operations, quality and nature of the asset base, the assumptions upon which estimates are based and other expectations, beliefs, plans, objectives, assumptions, strategies or statements about future events or performance (often, but not always, using words such as "expects", "projects", "anticipates", "plans", "estimates", "intends", "believes", "ensures", "forecasts", "predicts", "proposes", "contemplates", "aims", "seeks", "continues", "potential", "positioned", "strategy", "outlook", "future", "going forward", "designed to", and similar expressions or other words of similar meaning, and the negatives thereof, or stating that certain actions, events or results "may", "might", "will", "should", "would", or "could" be taken, or that they are "possible", "probable", or "likely" to occur or be achieved). However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking Statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements. Investors are cautioned that any Forward-looking Statements are not guarantees of future performance and actual results or developments may differ materially from the projections in the Forward-looking Statements. Forward-looking Statements are based on the estimates and opinions of management at the time the statements are made. Neither Contango or Dolly Varden assumes any obligation to update Forward-looking Statements should circumstances or management's estimates or opinions change.